                                  EXHIBIT 2.10
foregoing, the Selling Stockholders will be subject to applicable provisions of the 1934 Act and the rules and regulations thereunder, including without limitations Rules 10b-2, 10b-6, and 10b-7 thereof, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Shares and any dealer's ability to engage in market making activities with respect to the Shares.

           In order to comply with the securities laws of certain states, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with. The Company intends, prior to sale in any state by a Selling Stockholder, to register or qualify the Shares under such state laws as necessary to permit their sale.

           The Company will pay all of the expenses incident to the offering and sale of the Shares to the public other than fees, commissions, and discounts of underwriters, dealers, or agents.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

           The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share, of which 99,000 shares of Class A Preferred Stock and 27,777 shares of Class B Preferred Stock are issued and outstanding. As of September 18, 1996, there were 14,068,772 shares of Common Stock outstanding, held of record by approximately 946 stockholders.

COMMON STOCK

           Subject to the rights of holders of any preferred stock that may be outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine. Each stockholder is entitled to one vote for each share of Common Stock held. The Company's stockholders are not entitled to cumulate their votes for the election of directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, subject to the rights of holders of any preferred stock that may be outstanding, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders.

PREFERRED STOCK

           The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of the undesignated preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix or alter the rights, preferences, privileges and restrictions, including voting, conversion, liquidation, dividend and redemption, of the shares of each wholly unissued preferred stock and any restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. Upon completion of this Offering, there will remain 4,872,223 shares of preferred stock authorized and available for issuance by the Company, the terms of which (including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences) may be fixed by the Board of Directors in its sole discretion as described above.

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           Shares of preferred stock issued in the future could have conversion rights which may result in the issuance of additional shares of Common Stock which could dilute the interests of the holders of Preferred Stock and Common Stock. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the Preferred Stock and Common Stock. Additionally, such shares could have dividend rates and redemption or other provisions which could adversely affect the Company's ability to pay dividends on the Preferred Stock and Common Stock or prohibit payment of such dividends. Such shares could also be issued, under certain circumstances, in an attempt to prevent a takeover of the Company, and such issuance could adversely impact holders of Preferred Stock and Common Stock who might vote in favor of a proposed merger, tender offer or similar transaction.

           Class A Preferred Stock

           Between June 1, 1992 and November 15, 1992, the Company sold 100,000 shares of $5.00, 10% Class A Cumulative Convertible Preferred Stock ("Class A Preferred Stock"). A summary of the preferences and relative rights of the Class A Preferred Stock and the qualifications, limitations and restrictions thereon is hereinafter set forth.

           Class B Preferred Stock

           On June 10, 1993, the Company sold 27,777 shares of $9.00, 8% Class B Cumulative Convertible Preferred Stock ("Class B Preferred Stock"). A summary of the preferences and relative rights of the Class B Preferred Stock and the qualifications, limitations and restrictions thereon is hereinafter set forth.

           Rights, Privileges and Preferences of Preferred Stock. The following is a summary of the terms of the Preferred Stock.

           Dividends. The holders of Class A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of 10% ($.50) per share. Dividends are cumulative from the date of issuance and are payable semi-annually on the Class A Preferred Stock to holders of record on the stock records of the Company on such record dates as shall be fixed by the Board of Directors of the Company. Initial dividends will be calculated from the date of purchase of the Class A Preferred Stock.

           The holders of Class B Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of 8% ($.72) per share. Dividends are cumulative from the date of issuance and are payable quarterly on the Class B Preferred Stock to holders of record on the stock records of the Company on such record dates as shall be fixed by the Board of Directors of the Company. Initial dividends will be calculated from the date of purchase of the Class B Preferred Stock.

           Preferred Stock redeemed or converted after the record date for a dividend and before the payment thereof will be entitled to the dividend but no adjustment will be made on account of dividends with respect to the period after the last record date before the redemption or conversion, as the case may be.

           Unless all annual cumulative dividends on the Preferred Stock have been paid, no cash dividends or other distributions may be paid or declared and set apart for payment on the Common Stock or any other capital stock of the Company ranking junior to the Preferred Stock as to dividends.

           Delaware law provides that a corporation may pay dividends in cash or shares of its stock. Such dividends may be paid from either surplus or net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided, however, that if the capital of the corporation shall have been

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                                                                    PAGE 8 OF 13
diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. Surplus is defined as the excess of the net assets of the Company over the amount determined to be capital. The capital of the Company will be the aggregate amount of the par values of the shares of Common Stock and Preferred Stock issued. Net assets means the amount by which total assets exceed total liabilities. Neither capital nor surplus are liabilities for this purpose.

           Conversion. Holders of the Class A Preferred Stock have the right, at their option, to convert their shares into shares of Common Stock at any time at the conversion rate then in effect, provided that, if any of the Class A Preferred Stock is to be redeemed, the conversion rights pertaining thereto will terminate on the third business day preceding the redemption date subject to a thirty (30) day notice period immediately preceding the redemption date during which such holders may convert their shares into shares of Common Stock.

           Each share of Class A Preferred Stock is presently convertible into
3.3 shares of Common Stock. No fractional share or scrip will be issued upon conversion of the Preferred Stock. Cash will be paid in lieu of any fractional shares.

           Holders of the Class B Preferred Stock have the right, at their option, to convert their shares into shares of Common Stock at any time at the conversion rate then in effect, provided that, if any of the Class B Preferred Stock is to be redeemed, the conversion rights pertaining thereto will terminate on the third business day preceding the redemption date subject to a thirty (30) day notice period immediately preceding the redemption date during which such holders may convert their shares into shares of Common Stock.

           Each share of Class B Preferred Stock is presently convertible into four shares of Common Stock. No fractional share or scrip will be issued upon conversion of the Preferred Stock. Cash will be paid in lieu of any fractional shares.

           The conversion rates for Class A and Class B Preferred Stock will be appropriately adjusted if the Company (a) pays a dividend or makes a distribution on its shares of Common Stock (but not the Preferred Stock) which is paid or made in shares of Common Stock, (b) subdivides or reclassifies its outstanding shares of Common Stock, (c) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (d) issues shares of Common Stock, or issues rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share less than $2.25 in the case of the Class B Preferred Stock, and $1.67 in the case of the Class A Preferred Stock, or (e) distributes to all holders of its Common Stock evidences of its indebtedness or assets (excluding any dividend paid in cash out of legally available funds) subject to the limitation that adjustments by reason of any of the foregoing need not be made until they result in a cumulative change in the conversion rate of at least five percent (5%). The conversion rate will not be adjusted upon the conversion of shares of Class A or Class B Preferred Stock or exercise of presently outstanding stock options or warrants.

           In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the surviving corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation, there will be no adjustment of the conversion

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
price of any class of Preferred Stock, but each holder of shares of Preferred Stock then outstanding will have the right thereafter to convert such shares into the kind and amount of securities, cash or other property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such shares been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance. In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that the conversion features of the Preferred Stock would thereafter be limited to converting the Preferred Stock at the conversion price in effect at such time into the same amount of cash per share that such holder would have received had such holder converted the Preferred Stock into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received in conversion could be more or less than the liquidation preference of the Preferred Stock.

           The Preferred Stock may be converted at any time upon surrender of the stock certificate or, in the case of a redemption by the Company, at least three (3) days prior to the redemption date at the offices of the Company, 23696 Birtcher, Lake Forest, California. Shares of Common Stock issued upon conversion will be fully paid and non-assessable.

           Redemption. The Class A Preferred Stock may be redeemed by the Company upon thirty (30) days written notice at a redemption price of $5.50 per share. Class A Preferred Stock stockholders shall have the right to convert their shares into Common Stock during this thirty (30) day period. The redemption price shall be payable together with accumulated and unpaid dividends to the date fixed for redemption. If full cumulative dividends on the Class A Preferred Stock through the most recent dividend payment date have not been paid, then such Class A Preferred Stock may not be redeemed in part unless approved by the holders of a majority of shares of the Class A Preferred Stock then outstanding and the Company may not purchase or acquire any shares of Class A Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of the Class A Preferred Stock. If less than all the outstanding shares of Class A Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or a substantially equivalent method.

           The Class B Preferred Stock may be redeemed by the Company upon thirty (30) days written notice, commencing June 7, 1994, at a redemption price of $10.00 per share. Class B Preferred Stock stockholders shall have the right to convert their shares into Common Stock during this thirty (30) day period. The redemption price shall be payable together with accumulated and unpaid dividends to the date fixed for redemption. If full cumulative dividends on the Class B Preferred Stock through the most recent dividend payment date have not been paid, then such Class B Preferred Stock may not be redeemed in part unless approved by the holders of a majority of shares of the Class B Preferred Stock then outstanding and the Company may not purchase or acquire any shares of Class B Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of the Class B Preferred Stock. If less than all the outstanding shares of Class B Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or a substantially equivalent method.

           The shares of Class A and Class B Preferred Stock are not subject to any sinking fund or any other similar provision.

           The redemption by the Company of all or any part of the Class A and Class B Preferred Stock is subject to the legal availability of cash. Moreover, under Delaware law, shares of capital stock shall not be redeemed when the capital of the Company is impaired or when the redemption would cause any impairment of capital.

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           Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company, holders of the Class A and Class B Preferred Stock are entitled to receive $5.00 and $9.00, respectively, in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Preferred Stock. If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock (and with respect to any other Common Stock ranking on a parity with respect to the Preferred Stock in any such distribution) are not paid in full, the holders of the Preferred Stock (and of such other Common Stock) will share ratably in any such distribution of assets in proportion to the full preferential amounts to which such shares are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

           A consolidation or merger of the Company with or into any other corporation or a sale of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Company.

           Voting Rights. Shares of Common Stock and of the Class A and Class B Preferred Stock have one non-cumulative vote each (subject to cumulative voting rights which may be available under California law). Shares of Common Stock and Preferred Stock vote as a single class on all matters presented to the stockholders for action. Without the affirmative vote of the holders of a majority of the then outstanding shares of the particular class affected, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of that particular Class, (ii) authorize any reclassification of that particular Class, (iii) increase the authorized number of shares of that particular Class or (iv) create any class or series of shares ranking prior to that particular Class as to dividends or upon liquidation.

           Miscellaneous. The Company is not subject to any mandatory redemption or sinking fund provisions with respect to its Preferred Stock. The holders of Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance.

CONVERTIBLE NOTES

           The Company has issued three Convertible Promissory Notes ("Convertible Promissory Notes") in the aggregate principal amount of $350,000. The Convertible Promissory Notes bear interest at the rate of 8% per annum, which accrues until maturity. $100,000 in principal amount of such Convertible Promissory Notes were due and payable in full on December 1, 1995. The remaining $250,000 in principal amount of such Convertible Promissory Notes are due and payable in full on December 31, 1996. The Convertible Promissory Notes are convertible into shares of Common Stock at the rate of $.25 per share (for a total of 1,400,000 shares) at any time at the option of the holders or automatically at the close of this Offering. The conversion rate is subject to adjustment in the event of stock splits, stock dividends, capital reorganizations or similar occurrences.

           The Company is currently in default under these Convertible Promissory Notes. As a result of these defaults, the holders of the Convertible Promissory Notes have the right to demand payment in full of such obligations. As of the date of this Prospectus, the Company has not received any presentment or demand for payment by any of the holders thereof. However, there can be no assurance that any or all of such holders will not make a presentment or demand for payment in the future or otherwise exercise any rights or remedies available to them under the Convertible Promissory Notes.

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WARRANTS

           The Company has outstanding warrants to purchase up to 1,567,671 shares of Common Stock for an exercise price of $.25 per share, warrants to purchase up to 4,500,000 shares of Common Stock for an exercise price of $.50 per share and warrants to purchase up to 175,000 shares of Common Stock for an exercise price of $.55 per share. The warrants are held by 22 investors. Third Century II possesses warrants to purchase up to 670,000 shares and Threshold Technology Partners, L.P. possesses warrants to purchase up to 725,000 shares, and these and certain other warrants contain "cashless" exercise provisions whereby the holder may, if it chooses, exercise the warrants by using the "spread" between the exercise price and the fair market value of the underlying shares of Common Stock and proportionately reducing the number of shares of Common Stock for which the warrant is exercisable. The exercise price of all the warrants is subject to adjustment in the event of stock splits, stock dividends, capital reorganizations or similar occurrences. The warrants expire at various times from 1997 through 2001.

OPTIONS

           As of the date of this Prospectus, the Company had outstanding options to purchase up to 2,420,763 shares of Common Stock. Exercise prices range from $.25 to $3.00 per share (other than with respect to 1,150,430 shares issuable upon exercise of options held by Mr. Ted Daniels, the President of the Company, payment of the exercise price for which has been waived by the Board of Directors), with a weighted average exercise price of $1.33 per share. The options expire at various times between 1998 and 2006.

           Of the 2,420,763 shares issuable upon exercise of outstanding options of the Company, 447,800 shares of Common Stock have been reserved for issuance upon exercise of outstanding options under the 1993 Plan. The 1993 Plan authorizes the granting of options to purchase up to a maximum 630,000 shares of Common Stock to qualified officers, key employees, consultants and business advisors. The Plan is administered by the Board of Directors unless the Board of Directors appoints a Committee consisting of two or more members of the Board of Directors. The Board of Directors or the Committee determines the number of shares to be covered by an option, the term and exercise price, if any, of the option and other terms and provisions of options. The Board of Directors may, at any time, terminate, amend, or suspend the Plan. As of the date of this Prospectus, none of the options available for grant under the 1993 Plan have been exercised, approximately 447,800 shares of Common Stock have been reserved for issuance upon exercise of options under the 1993 Plan which remain outstanding and options to acquire approximately 182,200 shares of Common Stock remain available for grant.

           The Board of Directors recently adopted the 1996 Plan. It authorizes the granting of options to purchase up to a maximum of 600,000 shares of Common Stock to qualified officers, key employees, consultants and business advisors. The Plan is administered by the Board of Directors unless the Board of Directors appoints a Committee, consisting of two or more members of the Board of Directors. The Board of Directors or the Committee determines the number of shares to be covered by an option, the term and exercise price, if any, of the option and other terms and provisions of options. The Board of Directors may, at any time, terminate, amend, or suspend the Plan. As of the date of this Prospectus, none of the options under the 1996 Plan have been granted.

           An option under the Plans may be an incentive stock option ("ISO") or a non-qualified option. The exercise price for options is to be the fair market value on the date the option is granted (110% of fair market value in the case of an ISO granted to any person who owns more than 10% of the Company's Common Stock). The purchase price is payable in any combination of cash, shares of Common Stock already owned by the participant for at least six months or, if authorized by the Committee, a promissory note secured by the

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
Common Stock issuable upon exercise. In addition, the option agreement may provide for "cashless" exercise and payment. Subject to certain early termination acceleration provisions, an option is exercisable, in whole or in part, from the date specified in the related option agreement (which may be after the date of grant) until the expiration date determined by the Board of Directors or the Committee, not to exceed ten years from date of grant.

CERTAIN CHARTER PROVISIONS

           Pursuant to provisions of the Delaware General Corporation Law ("DGCL"), the Company has included in its Certificate of Incorporation a provision that, to the fullest extent permitted by the DGCL, the Company's directors will not be liable for monetary damages for breach of their fiduciary duty of care to the Company and its stockholders. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payments of dividends or unlawful stock repurchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

           The Certificate of Incorporation and Bylaws also contain provisions that require the company to indemnify its directors and officers to the fullest extent permitted by the DGCL, and to advance expenses to its officers and directors as incurred. The Certificate of Incorporation further provides that the Company may, to the fullest extent authorized by the Board of Directors, indemnify any employee or agent of the Company. At present, there is no pending litigation or proceeding involving a director or officer of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

           The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

           The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder),
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock plans).

TRANSFER AGENT AND REGISTRAR

           U.S. Stock Transfer Corporation has been appointed as the transfer agent and registrar for the Company's Common Stock. Its telephone number is
(818) 502-1404.

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